CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

January 9, 2009

Mr. Douglas Brown or
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Amendment No. 2 to Registration Statement on Form S-1
        File No. 333-151085
        Filed December 4, 2008

Dear Mr. Brown or Ms. Moncada-Terry:

Please consider this letter the request of Crater Mountain Resources, Inc., Registrant, to withdraw our prior letter request for acceleration of the effectiveness of the above-referenced registration statement, as we received an additional comment letter from you simultaneous to our filing of the request.  We are currently preparing our responses and expect to file them within the next few days.

Again, thank you for your kind assistance and review of our registration statement.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO

RR: